Exhibit 99.2

Pointer Telocation Ltd. Announces Filing of Information Statement in Connection with Spin-Off of Shagrir Group Vehicle Services Ltd.

Rosh HaAyin, Israel May 27, 2016. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), today announced that it has filed an information statement with the United States Securities and Exchange Commission (“SEC”) in connection with its contemplated spin-off of Shagrir Group Vehicle Services Ltd. (“Shagrir”). The information statement contains information regarding Shagrir, including a free translation of the Hebrew language prospectus filed by Shagrir in Israel for the listing of the Shagrir ordinary shares on the Tel Aviv Stock Exchange.

As previously announced, the shareholders of Pointer as of the close of trading on June 7, 2016 (the “Record Date”), will be entitled to receive one ordinary share of Shagrir (the “Shagrir Shares”) for each ordinary share of Pointer held as of the Record Date. The distribution itself is expected to occur on or about June 23, 2016 (the “Distribution Date”). After the completion of the distribution, Pointer will no longer hold any Shagrir Shares. It should be noted that trading of the Shagrir Shares on the Tel Aviv Stock Exchange (the “TASE”) is anticipated to start approximately two business days following the Distribution Date. The TASE’s ex-dividend date, which is the date on which the Pointer Shares will begin trading on the TASE without the entitlement to the distribution of the Shagrir Shares (the “Distribution”), will also be June 7, 2016 (the “TASE Ex-Dividend Date”). The TASE will manually adjust the price of the Pointer Shares on the TASE Ex-Dividend Date to reflect the reduction in value of the Pointer Shares resulting from the distribution of the Shagrir Shares, based on the shareholder equity of each of Shagrir and Pointer.

In order to align with the practice of the TASE, the ex-dividend date of the NASDAQ Capital Market, which is the date on which the Pointer Shares will begin trading on the NASDAQ Capital Market without the entitlement to the Distribution, will also be the same date as the Record Date. On such  ex-dividend date the ordinary shares of Pointer will trade “regular way” on the NASDAQ Capital Market, without the right to receive the distribution in question in the form of due bills or otherwise. Holders of Pointer Shares which are traded on the NASDAQ Capital Market are advised to refer to the NASDAQ website for information regarding the Distribution.

Pointer has previously informed its shareholders that in order to ensure that their Shagrir Shares are received in a timely manner, certain actions may be required on their part. Shareholders of Pointer are specifically referred to Pointer’s Current Report on Form 6-K filed with the SEC on May 18, 2016.

A copy of the information statement may also be viewed on the Company’s website at www.pointer.com

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. Pointer Telocation's top management and the company’s development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.